FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 9, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	- Press release dated January 9, 2003

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2003	MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant) By: /s/ John Ratcliffe Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
Thursday, January 9, 2003

MILLICOM INTERNATIONAL CELLULAR S.A.
ANNOUNCES SUBSCRIBER GROWTH
FOR THE FOURTH QUARTER OF 2002

•  28% annual growth in total subscribers to 4.3 million*
•  25% annual growth in proportional subscribers to 3.0 million*
•  52% annual growth in proportional pre-paid subscribers in Asia
•  55% annual growth in proportional pre-paid subscribers in Central America

New York and Luxembourg -- January 9, 2003 -- Millicom International Cellular S.A. (MIC) (Nasdaq Stock Market: MICC), the global telecommunications investor, announced today that in the fourth quarter of 2002 its worldwide operations in Asia, Latin America* and Africa added 316,395 net new cellular subscribers or 215,165 subscribers on a proportional basis.

At December 31, 2002, MIC’s worldwide cellular subscriber base* increased by 28% to 4,252,037 cellular subscribers from 3,322,869 as at December 31, 2001. Particularly significant annualized percentage increases were recorded in Cambodia, Pakistan, Sri Lanka, Sierra Leone, Ghana and Central America.

At December 31, 2002, MIC had 3,021,873 proportional cellular subscribers*, an increase of 25% on the 2,415,474 proportional subscribers, reported at December 31, 2001.

Cellular Operations (i)

	Proportional (ii) Subs at Dec 31, 2002	Proportional (ii) Subs at Dec 31, 2001	Annualized Increase	Total Subs at Dec 31, 2002	Total Subs at Dec 31, 2001	Annualized Increase
Asia	1,206,822	857,843	41%	1,938,674	1,355,974	43%
Latin America*	1,597,123	1,385,600	15%	2,004,250	1,702,368	18%
Africa	217,928	172,031	27%	309,113	264,527	17%

Total Cellular Ops*	3,021,873	2,415,474	25%	4,252,037	3,322,869	28%

(i)	All numbers and comparatives exclude divested operations, including the recent sale in the Philippines
(ii)	Proportional subscribers are calculated as the sum of MIC’s percentage ownership of subscribers in each operation.
*	Excluding El Salvador

Within the 3,021,873 proportional cellular subscribers* reported at the end of the fourth quarter, 2,667,400 were pre-paid customers, representing a 36% increase on the 1,967,571 proportional prepaid subscribers* recorded at the end of December 2001. Pre-paid subscribers currently represent 88% of gross reported proportional cellular subscribers.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, MIC provides high-speed wireless data services in seven countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. The Company’s shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 101
Andrew Best Shared Value Ltd, London	Telephone: +44 (0) 20 7321 5022
Visit MIC’s homepage at http://www.millicom.com